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MEDICURE’S MEND-CABG TRIAL RESULTS PUBLISHED IN
PEER REVIEWED JOURNAL

WINNIPEG, Manitoba – (May 31, 2007) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced that the results from its Phase 2 MEND-CABG trial are featured in a peer reviewed article in the June edition of The Journal of Thoracic and Cardiovascular Surgery, published by the American Association of Thoracic Surgery.

The article, titled, “Effects of pyridoxal-5-phosphate (MC-1) in patients undergoing high-risk coronary artery bypass surgery: Results of the MEND-CABG randomized study”, outlines evidence of MC-1’s potential efficacy in reducing ischemic reperfusion injury. Additionally, the article presents further detail, background information and analysis of Medicure’s positive MEND-CABG study.

“We are pleased that our novel cardioprotective product MC-1 is being recognized by one of the leading cardiovascular surgery journals,” stated Medicure's President and CEO, Albert D. Friesen, PhD. “The results from MEND-CABG clearly show that patients treated with MC-1 experienced clinically meaningful reductions in the composite endpoint, driven by a pronounced reduction in large non-fatal myocardial infarctions, which comprise the majority of events after CABG surgery. We eagerly anticipate the results of the ongoing pivotal Phase 3 MEND-CABG II registration trial.”

Additional Clinical Data
The article also includes new data from a post-hoc analysis demonstrating a statistically significant lower incidence of atrial fibrillation in the MC-1 groups (250 mg = 5.7% and 750 mg = 6.0%) compared to the placebo group (11.9%) between post operative day (POD) four and the end of the trial.

“Atrial fibrillation is one of the most common complications after CABG surgery, and is associated with a significant increase in morbidity and mortality, as well as prolonged hospital stay and increased hospital costs,” commented Dr. Friesen. “Prevention of atrial fibrilllation therefore would have a significant positive impact on patients undergoing CABG surgery. Given the limited success of prophylactic drug therapy for atrial fibrillation, the beneficial effects of MC-1 are promising and warrant further evaluation in future studies.”

About MEND-CABG
The MEND-CABG trial, completed in 2006, was a Phase 2 study involving 901 patients that evaluated MC-1 versus placebo in individuals undergoing CABG surgery at 42 investigational sites throughout Canada and the United States.

The 250 mg dose of MC-1 had a 37.2% reduction in the composite of cardiovascular death, non-fatal myocardial infarction (peak CK-MB ≥100ng/ml), and non-fatal stroke versus placebo (p=0.028) .

The reduction in the composite endpoint was driven by a significant 46.9% decrease in the incidence of non-fatal myocardial infarction (peak CK-MB ≥100ng/ml) with the 250 mg dose of MC-1 versus placebo (p=0.008) ..

The clinical results reported at POD 30 were maintained throughout the 90 day follow-up period (POD 90). Safety analysis included in the MEND-CABG study demonstrated that MC-1 was well tolerated. No safety concerns were identified; the incidence of adverse events in the study was comparable across both treatment and control groups.

The MEND-CABG trial was the catalyst to Medicure’s ongoing Phase 3 MEND-CABG II study.

About MEND-CABG II
The Phase 3 MEND-CABG II is a double-blind, randomized, placebo-controlled clinical trial that will enroll up to 3,000 patients undergoing CABG surgery at approximately 120 cardiac surgical centers throughout North America and Europe. Study patients will be randomized to receive placebo or MC-1 250 mg prior to surgery and for 30 days post operatively (POD 30). The primary efficacy endpoint of MEND-CABG II is the reduction in the composite of cardiovascular death and non-fatal myocardial infarction up to POD 30. Study patients will be followed for 60 days after treatment (90 days post operatively) for additional safety and efficacy analysis. Study enrollment was initiated in November 2006.

The study protocol and entry criteria for MEND-CABG II closely follow that of the Phase 2 MEND-CABG study.

About MC-1
MC-1 is a novel cardioprotective compound that is being evaluated in the prevention of cardiac damage. Medicure has completed two Phase 2 studies with MC-1 demonstrating its cardioprotective effects. MC-1 has received a Fast Track Designation from the FDA as a treatment to reduce cardiovascular events associated with ischemic and/or ischemic reperfusion injury in patients experiencing percutaneous coronary interventions, coronary artery bypass graft surgery and acute coronary syndrome (ACS). Medicure intends to develop MC-1 for the CABG surgery and ACS markets, which have a combined annual incidence of approximately two million in the United States.

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Lead compound MC-1 in pivotal Phase 3 study for FDA approval
  Four positive Phase 2 trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Combination of MC-1 and lisinopril (MC-4232) completed Phase 2
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com